Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 26, 2019, except Notes 3, 4, 6, 8, 16, 18, 19, 21, 22 and 23 as to which the date is November 25, 2019, with respect to the consolidated financial statements and schedules of Liberty Property Limited Partnership, and our report dated February 26, 2019, with respect to the effectiveness of internal control over financial reporting of Liberty Property Limited Partnership included in Liberty Property Limited Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2019 and incorporated by reference in the Registration Statement (Form S-4 No. 333-) and related Prospectus of Prologis, L.P. for the registration of its Senior Notes.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

January 2, 2020